UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand

London, England WC2R 0RL

44-20-7010-2000

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐     No ☒

Pearson plc - (the "Company")

Notification of PDMRs' Interests

The following notifications, made in accordance with the requirements of the UK Market Abuse Regulation, give details of purchases of ordinary shares of 25p each, made under the Company's Dividend Reinvestment Plan ("DRIP").

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Andy Bird
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in Pearson plc, each ADR represents one ordinary share of 25 pence in Pearson plc ISIN: US7050151056
b)	Nature of the transaction	Purchase of ADRs arising from Company's Dividend Reinvestment Plan ("DRIP")
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$9.4992 per ADR	3,814
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 3,814 Aggregated price: $32,229.95
e)	Date of the transaction	18 May 2022
f)	Place of the transaction	New York Stock Exchange (NYSE)

2

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Timothy Bozik
2	Reason for the notification
a)	Position/status	President - Higher Education
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in Pearson plc, each ADR represents one ordinary share of 25 pence in Pearson plc ISIN: US7050151056
b)	Nature of the transaction	Purchase of ADRs arising from Company's Dividend Reinvestment Plan ("DRIP")
c)	Price(s) and volume(s)	Price(s)	Price(s) and volume(s)
		$9.4992 per ADR	1,573
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 1,573 Aggregated price: $14,942.24
e)	Date of the transaction	18 May 2022
f)	Place of the transaction	New York Stock Exchange (NYSE)

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 24 May 2022
By: /s/ NATALIE WHITE

Natalie White
Deputy Company Secretary

4